UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                  July 5, 2007

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                           PETROLEUM GEO-SERVICES ASA
             (Exact name of registrant as specified in its charter)


                      STRANDVEIEN 4, N-1325 LYSAKER, NORWAY
                    (Address of principal executive offices)

                                    001-14614
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

PGS - VESSEL ALLOCATION SECOND QUARTER 2007

JULY 4, 2007: OSLO, NORWAY, Petroleum Geo-Services ASA ("PGS" or the "Company") (OSE and NYSE: PGS) announced today that its seismic vessel fleet used approximately 88% of its total time to acquire marine contract and multi-client seismic in the second quarter of 2007. This compares to 91% in the first quarter of 2007 and 87% in the second quarter of 2006.

       PGS routinely releases information about vessel utilization around the end of each quarter.


       Summary of vessel utilization: Quarter ended Quarter ended

                                                                                Quarter ended    Quarter ended
       Approximate allocation of PGS total towed streamer capacity                 June 30,          March 31,
                                                                               2007      2006             2007
       Contract seismic                                                         46%       78%              58%
       Multi-client seismic                                                     42%        9%              33%
       Steaming                                                                  9%       12%               5%
       Yard                                                                      3%        1%               4%

As previously announced PGS plans to release its 2007 second quarter financial results on Thursday, July 26, 2007, at approximately 8:00 am Central European Time (CET).

                                      ****

Petroleum Geo-Services is a focused geophysical company providing a broad range of seismic and reservoir services, including acquisition, processing, interpretation, and field evaluation. The company also possesses the world's most extensive multi-client data library. PGS operates on a worldwide basis with headquarters at Lysaker, Norway.

 For more information on Petroleum Geo-Services visit www.pgs.com.

                                      ****

The information included herein contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on various assumptions made by the Company which are beyond its control and are subject to certain additional risks and uncertainties as disclosed by the Company in its filings with the Securities and Exchange Commission including the Company's most recent Annual Report on Form 20-F for the year ended December 31, 2006. As a result of these factors, actual events may differ materially from those indicated in or implied by such forward-looking statements.


                                     --END--

FOR DETAILS, CONTACT:
OLA B0STERUD
Phone: +47 67 52 64 00
Cellular:  +47 90 95 47 43

CHRISTOPHER M0LLERL0KKEN
Phone: +47 67 51 43 16
Cellular: +47 90 27 63 55

US INVESTOR SERVICES
Katrina Parrott
Phone: +1 281 509 8000

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                              PETROLEUM GEO-SERVICES ASA
                                       -----------------------------------------
                                                     (Registrant)

     July 5, 2007                            /s/ CHRISTOPHER MOLLERLOKKEN
------------------------               -----------------------------------------
        (Date)                                 Christopher Mollerlokken
                                              Investor Relations Manager